Exhibit (a)(5)(D)
Tucows Inc. Announces Final Results of Dutch Tender Offer

TORONTO – January 10, 2013 – Tucows Inc. (NYSE AMEX:TCX), (TSX:TC), a global provider of domain names, email and other Internet services, announced today the final results of its modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on January 4, 2013.  Tucows will purchase 4,114,121 shares of its Common Stock at a purchase price of $1.50 per share, for a total cost of $6,171,182, excluding fees and expenses related to the tender offer.  Payment for shares accepted for purchase will be funded partly in cash and from two demand loan facilities Tucows currently has with the Bank of Montreal. The 4,114,121 shares accepted for purchase in the tender offer represent approximately 9.3% of Tucows’ currently issued and outstanding Common Stock.

Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by Registrar and Transfer Company, the depositary for the tender offer.

All shares purchased by Tucows in the tender offer will be cancelled. As a result of the completion of the tender offer and immediately following payment of the tendered shares, Tucows will have approximately 40,215,688 shares issued and outstanding.

About Tucows

Tucows is a global Internet services company. OpenSRS (http://opensrs.com) manages over fourteen million domain names and millions of value-added services through a reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. Ting.com (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users. YummyNames (http://yummynames.com) owns and operates premium domain names that generate revenue through advertising or resale. More information can be found on Tucows’ corporate website (http://tucows.com).

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:
Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@tmxequicom.com